Tel: (949) 379-2600 Fax: (949) 379-2610	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Anthony F. Geraci*

Christina L. Geraci

Sabine Wromar

Amy E. Martinez

Paul J. Sievers

Nema Daghbandan

Dennis R. Baranowski

Jaspreet Kaur

Kevin S. Kim

Melissa C. Martorella

Melissa L. Lucar

Alexa P. Stephenson

Bryan P. Redington

Aruna K. Hatti**

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. only

February 16, 2018

Era Anagnosti

David Lin

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	CF FUND II, LLC, File No. 024-10732

Response to SEC Comments on the Offering Statement on Form 1-A

Dear Ms. Anagnosti:

CF Fund II, LLC (the “Company”) is submitting this letter to supplement its response to Comment #1 of the Securities and Exchange Commission’s November 21, 2017 letter (the “SEC Comments Letter”). The Securities and Exchange Commission shall be referred to as the “Commission”. In addition, on January 8, 2018, counsel for the Company and the Commission’s Staff Attorney further discussed Comment #1 via a telephone conversation, whereas the counsel was informed to supplement its response via a correspondence submission and revise Part II of Form 1-A to incorporate all of the changes discussed on January 8, 2018.

The SEC Comments Letter was provided in response to the Company’s submission of its Offering Statement on Form 1-A. All capital terms, unless specified otherwise, shall have the same meaning as ascribed to in the SEC Comments Letter. In addition, please note that as discussed on January 8, 2018, we hereby submit the Company’s revised offering circular (“Offering Circular”) and offering documents changing the subscription period from 90 days to 15 days.

1.	Comment: We note your disclosure in paragraph 3 on page 12 stating that CFI, “in its sole and absolute discretion, may reject, postpone an Investor’s subscription, for any reason.” [emphasis added] In addition, we also note your disclosure under “Subscription Agreements” on page 14 indicating that the company has up to 90 days to accept or reject a subscription and that during that period subscription agreements are “non-cancelable and irrevocable by the Investor and subscription funds are non-refundable for any reason…”

Re: Response to SEC Comments Letter

February 16, 2018

•	While we note your response and revised disclosures in response to comment two, your ability to postpone subscriptions and have a 90-day period to accept or reject them continue to raise concerns that you may be conducting the offering on a delayed basis. In addition, it is unclear whether the 90-day approval period is imposed on every subscription individually, and how this timing will impact your requirement to meet the minimum offering amount in three months.

•	In light of your disclosure in the middle of page 14 that if the acceptance of a noteholder takes longer than 90 days, an investor may request to recover his investment funds, it is unclear how your offering complies with Exchange Act Rule 10b-9(a)(2) which requires, among other things, a prompt refund unless a specified number of units of the security are sold at a specific price within a specified time.

Please provide us with your legal analysis demonstrating how the suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Securities Act Rule 251(d)(3)(i)(F). In addition, please explain how the offering complies with Exchange Act Rule 10b-9, including with respect to prompt refund of amounts due if the minimum threshold is not met within three months. Please revise your disclosures throughout the offering statement as necessary to ensure compliance with the noted rules.

Response: Please note the Company is not postponing subscriptions in any manner as it is offering its securities at all times.

In addition, the Company has reduced the 90-day subscription period to a 15-day subscription period. This 15-day subscription period will allow the Company to assess and determine whether an investor is admissible into the offering, as an accredited or non-accredited investor. The need to determine whether an investor is admissible is due to the fact that each investor that is non-accredited must meet income or net worth standards pursuant to Section V of the NAASA Statement of Policy Regarding Unsound Financial Condition (“Section V”), as required by New Jersey and Pennsylvania. Section V requires that non-accredited public investors must have a minimum income of $70,000 and net worth of at least $70,000, or a minimum net worth of $250,0000 (exclusive of automobile, home and home furnishings). The 15-day subscription is necessary to allow the Company to comply with investor suitability standards for non-accredited investors required by the states. The 15-day subscription period will be applied to each investor individually and will enable the Company to assess the admissibility of each potential investor. Please note that the Company will also simultaneously offer notes to other investors while the 15-day subscription period is applied to any particular investor. We have revised the Offering Circular and Subscription Agreement accordingly, including the risk disclosure titled “The nature of debt obligations of the Company entail risks and benefits customary for creditors including default by borrower and/or nonpayment by the borrower” (p. 31 of the Offering Circular).

Re: Response to SEC Comments Letter

February 16, 2018

The notes will be offered (and investments will be accepted) on a continuous basis, commencing within two calendar days after the qualification date, and will be offered in an amount that is reasonably expected to be offered and sold within two years from the initial qualification date, as further outlined in Rule 251(d)(3)(i)(f). The Company is not requesting to reserve or postpone a portion of its securities to be offered at a later time after qualification, as would be the case in a delayed offering.

Rule 251(d)(3)(i)(f) requires the offer of securities to be continuous, and that the issuer is willing and able to offer all of its securities upon qualification. We respectfully continue maintain the position that this offering is not a delayed offering. The 15-day subscription period allows the Company to determine whether an investor is admissible into the offering, and it will also continue to offer and sell the notes other investors concurrently while the 15-day subscription period is applied to an investor.

The offering of the notes by the Company will not be closed nor suspended at any point. For purposes of illustration only, if investor 1 signs the subscription agreement on March 1, and investor 2 signs a different subscription agreement on March 2, the Company will have 15 days from March 1 to admit/deny Investor 1, and 15 days from March 2, to admit or deny Investor 2. In this example, the Company will also simultaneously offer the notes to other investors. The 15-day subscription does not stop nor suspend the offering of the notes until an undefined or defined time.

Regarding Exchange Act Rule 10b-9(a)(2), the Company has addressed this part of the comment in a previous submission. The Commission did not inquire further about Rule 10 10b-9(a)(2).

We look forward to hearing from you soon. Please feel free to contact me should you have any questions or require additional documentation.

Thank you in advance for your time.

Very truly yours,

Melissa L. Lucar, Esq.
Melissa.lucar@geracilawfirm.com